Neovasc Inc.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2019 and 2018

(Expressed in U.S. dollars)

CONTENTS

Page
Condensed Interim Consolidated Statements of Financial Position	1

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss	2

Condensed Interim Consolidated Statements of Changes in Equity	3

Condensed Interim Consolidated Statements of Cash Flows	4

Notes to the Condensed Interim Consolidated Financial Statements	5-29

NEOVASC INC.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in U.S. dollars)(Unaudited)

Notes		September 30, 2019	December 31, 2018

ASSETS
Current assets
Cash and cash equivalents	6	$11,396,063	$9,242,809
Accounts receivable	7	541,237	647,143
Inventory	8	476,001	258,742
Prepaid expenses and other assets	9	569,268	591,236
Total current assets		12,982,569	10,739,930

Non-current assets
Restricted cash	10	453,052	439,736
Right-of-use asset	11	921,908	-
Property, plant and equipment	12	768,230	813,628
Total non-current assets		2,143,190	1,253,364

Total assets		$15,125,759	$11,993,294

LIABILITIES AND EQUITY
Liabilities
Current liabilities
Accounts payable and accrued liabilities	13	$5,059,776	$4,610,560
Lease liabilities	14	428,830	-
2017 Convertible Notes	15	8,072,974	1,423,224
2019 Convertible Notes	15	876,722	-
Total current liabilities		14,438,302	6,033,784

Non-Current Liabilities
Accrued liabilities	13	1,214,924	2,241,979
Lease liabilities	14	539,746	-
2017 Convertible Notes	15	-	13,194,112
2019 Convertible Notes	15	8,178,966	-
Derivative warrant liability from financing	15	-	190,303
Total non-current liabilities		9,933,636	15,626,394

Total liabilities		$24,371,938	$21,660,178

Equity
Share capital	16	$324,416,031	$304,460,533
Contributed surplus	16	29,189,870	26,260,806
Accumulated other comprehensive loss		(7,340,055)	(7,653,028)
Deficit		(355,512,025)	(332,735,195)
Total equity		(9,246,179)	(9,666,884)

Total liabilities and equity		$15,125,759	$11,993,294

Going Concern and Uncertainty (see Note 1(b) and 5(d))

Subsequent Events (see Note 23)

See Accompanying Notes to the Condensed Interim Consolidated Financial Statements

NEOVASC INC.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
For the three and nine months ended September 30, 2019 and 2018

(Expressed in U.S. dollars)(Unaudited)

		For the three months ended		For the nine months ended
	Notes	September 30,		September 30,
		2019	2018	2019	2018

REVENUE	17	$500,498	$480,540	$1,526,211	$1,225,709
COST OF GOODS SOLD		137,999	96,743	348,987	272,739
GROSS PROFIT		362,499	383,797	1,177,224	952,970

EXPENSES
Selling expenses	19	380,412	202,947	1,143,157	738,423
General and administrative expenses	19	2,197,922	6,340,747	7,342,314	11,023,302
Product development and clinical trials expenses	19	4,777,197	3,490,696	13,165,344	11,348,342
		7,355,531	10,034,390	21,650,815	23,110,067

OPERATING LOSS		(6,993,032)	(9,650,593)	(20,473,591)	(22,157,097)

OTHER (EXPENSE)/INCOME
Interest income		58,651	93,313	78,040	147,450
Impairment on right-of-use asset		-	-	(260,616)	-
Gain on sale of asset		-	-	-	238,907
Loss on foreign exchange		(16,111)	754	(28,262)	(114,532)
Unrealized (loss)/gain on derivative warrant
liability from financing and convertible notes	15	934,129	(4,536,268)	(1,166,922)	(8,270,500)
Realized (loss)/gain on exercise of warrants and
convertible notes	15	(201,119)	887,580	(938,374)	(43,127,218)
Amortization of deferred loss	15	-	(1,377,530)	-	(46,201,839)
		775,550	(4,932,151)	(2,316,134)	(97,327,732)
LOSS BEFORE TAX		(6,217,482)	(14,582,744)	(22,789,725)	(119,484,829)

Tax credit/(expense)		15,505	(54,000)	12,895	(178,054)
LOSS FOR THE PERIOD		$(6,201,977)	$(14,636,744)	$(22,776,830)	$(119,662,883)

OTHER COMPREHENSIVE INCOME FOR THE PERIOD
Fair market value changes in convertible notes due to changes in own credit risk		(353,209)	346,327	312,973	(232,310)
		(353,209)	346,327	312,973	(232,310)
LOSS AND OTHER COMPREHENSIVE LOSS FOR THE PERIOD		$(6,555,186)	$(14,290,417)	$(22,463,857)	$(119,895,193)

LOSS PER SHARE
Basic and diluted loss per share	20	$(0.83)	$(7.80)	$(3.72)	$(105.90)

Accompanying Notes to the Condensed Interim Consolidated Financial Statements

NEOVASC INC.

Condensed Interim Consolidated Statements of Changes in Equity

(Expressed in U.S. dollars)(Unaudited)

	Notes	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Loss	Deficit	Total Equity
Balance at January 1, 2018		$ 171,803,816	$ 23,056,846	$ (6,643,436)	$ (224,692,327)	$ (36,475,101)

Issue of share capital on exercise of options	16(b)	88,918	(88,918)	-	-	-
Issue of share capital on exercise of 2017 Warrants	16(b)	131,748,748	-	-	-	131,748,748
Issue of share capital on conversion of 2017 Notes		6,676,123	-	-	-	6,676,123
Share-based payments	19	-	1,873,582	-	-	1,873,582
Transaction with owners during the period		138,513,789	1,784,664	-	-	140,298,453

Loss for the period		-	-	-	(119,662,883)	(119,662,883)

Other comprehensive loss for the period		-	-	(232,310)	-	(232,310)

Balance at September 30, 2018		$310,317,605	$24,841,510	$(6,875,746)	$(344,355,210)	$(16,071,841)

Balance at January 1, 2019		$304,460,533	$26,260,806	$(7,653,028)	$(332,735,195)	$(9,666,884)

Issue of share capital on public offering (net of share issuance costs)	16(b)	7,802,417	-	-	-	7,802,417
Issue of share capital on private placement (net of share issuance costs)	16(b)	1,706,380	-	-	-	1,706,380
Issue of share capital on exercise of 2017 Warrants	16(b)	1,437,131	-	-	-	1,437,131
Issue of share capital on conversion of 2017 Notes	16(b)	9,009,570	-	-	-	9,009,570
Issue of Broker Warrants	16(e)	-	315,611	-	-	315,611
Share-based payments	19	-	2,613,453	-	-	2,613,453
Transactions with owners during the period		19,955,498	2,929,064	-	-	22,884,562

Loss for the period		-	-	-	(22,776,830)	(22,776,830)

Other comprehensive loss for the period		-	-	312,973	-	312,973

Balance at September 30, 2019		$324,416,031	$29,189,870	$(7,340,055)	$(355,512,025)	$(9,246,179)

See Accompanying Notes to the Condensed Interim Consolidated Financial Statements

NEOVASC INC.
Condensed Interim Consolidated Statements of Cash Flows
For the three and nine months ended September 30, 2019 and 2018

(Expressed in U.S. dollars)(Unaudited)

		For the three months ended		For the nine months ended
	Notes	September 30,		September 30,
		2019	2018	2019	2018
OPERATING ACTIVITIES
Loss for the period		$(6,201,977)	$(14,636,744)	$(22,776,830)	$(119,662,883)
Adjustments for:
Depreciation	19	156,238	97,835	450,922	281,911
Share-based payments	19	735,199	1,603,317	2,613,453	1,873,582
Impairment of right-of-use asset		-	-	260,616	-
Accrued employee termination expenses		-	156,723	-	517,382
Gain on sale of assets		-	-	-	(238,907)
Accretion on collaboration, license and
settlement agreements provision		68,113	1,379,790	279,295	1,379,790
Unrealized loss/(gain) on derivative liability and
convertible notes	15	(934,129)	4,536,268	1,166,922	8,270,500
Realized loss/(gain) on exercise of warrants and
convertible notes	15	201,119	(887,580)	938,374	43,127,218
Amortization of deferred loss	15	-	1,377,530	-	46,201,839
Write-down accounts receivable		-	489,449	64,600	489,449
Income tax expense		(15,505)	54,000	(12,985)	178,054
Interest income		(58,651)	(93,313)	(78,040)	(147,450)
		(6,049,593)	(5,922,725)	(17,093,583)	(17,729,515)
Net change in non-cash working capital items:
Accounts receivable		21,532	(419,173)	41,306	43,106
Inventory		(2,099)	(23,161)	(217,259)	208,374
Prepaid expenses and other assets		(116,101)	900,988	(152,785)	309,434
Accounts payable and accrued liabilities		673,516	(38,396)	1,292,866	377,096
Payment of amounts due on collaboration,
license and settlement agreements		(1,400,000)	-	(2,150,000)	-
		(823,332)	(420,258)	(1,185,872)	938,010
Income tax and Interest paid and received:
Income tax paid		15,505	(54,000)	12,895	(178,054)
Interest received		95,151	93,313	177,383	147,450
		110,656	39,313	190,278	(30,604)
Net cash applied to operating activities		(6,762,269)	(5,463,154)	(18,089,177)	(16,822,109)

INVESTING ACTIVITES
(Increase)/decrease in restricted cash		5,260	(7,703)	(13,316)	13,954
Purchase of property, plant and equipment	12	(56,403)	(122,917)	(163,625)	(163,716)
Proceeds from sale of assets		-	-	-	865,610
Net cash applied to investing activities		(51,143)	(130,620)	(176,941)	715,848

FINANCING ACTIVITIES
Proceeds from exercise of warrants	16(b)	-	-	1,200,400	13,086,587
Proceeds from public offerings	16(b)	-	-	8,118,030	-
Proceeds from private placement	16(b)	-	-	11,483,496	-
Payment of lease obligation		(130,389)	-	(382,554)	-
Net cash from financing activities		(130,389)	-	20,419,372	13,086,587

NET CHANGE IN CASH AND CASH EQUIVALENTS		(6,943,801)	(5,593,774)	2,153,254	(3,019,674)
CASH AND CASH EQUIVALENTS
Beginning of the period		18,339,864	20,081,257	9,242,809	17,507,157
End of the period		$11,396,063	$14,487,483	$11,396,063	$14,487,483
Represented by:
Cash and cash equivalents	6	$11,396,063	$14,487,483	$11,396,063	$14,487,483

See Accompanying Notes to the Condensed Interim Consolidated Financial Statements

NEOVASC INC.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
For the three and nine months ended September 30, 2019 and 2018

(Expressed in U.S. dollars)(Unaudited)

 1. INCORPORATION AND GOING CONCERN

(a) Business description

Neovasc Inc. ("Neovasc" or the "Company") is a company incorporated and domiciled in Canada.  The Company was incorporated as Medical Ventures Corp. under the Company Act (British Columbia) on November 2, 2000 and was continued under the Canada Business Corporations Act on April 19, 2002.  On July 1, 2008, the Company changed its name to Neovasc Inc. Neovasc is the parent company.

The condensed interim consolidated financial statements of the Company as at September 30, 2019 and for the three and nine months ended September 30, 2019 comprise the Company and its subsidiaries, all of which are wholly owned.  The Company's principal place of business is located at Suite 5138 - 13562 Maycrest Way, Richmond, British Columbia, V6V 2J7 and the Company's registered office is located at Suite 2600 - 595 Burrard Street, Vancouver, British Columbia, V7X 1L3, Canada. The Company's shares are listed on the Toronto Stock Exchange (TSX:NVCN) and the Nasdaq Capital Market (NASDAQ:NVCN).

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include the Neovasc Reducer™ ("Reducer"), for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and the Tiara™ ("Tiara"), for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada and Europe.

(b) Going concern and uncertainty

As at September 30, 2019, the Company had approximately $11.4 million in cash and cash equivalents. The Company expects that its cash on hand as at September 30, 2019 is sufficient to sustain operations until approximately March 2020 at the current burn rate. The Company will need to obtain additional debt or equity financing in the next nine months to fund ongoing operations. Given the current nature of the Company's capital structure, the Company can give no assurance that it will be able to obtain the additional funds needed, on terms agreeable to the Company, or at all.  These circumstances indicate the existence of material uncertainty and cast substantial doubt about the Company's ability to continue as a going concern.

These condensed interim consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.  Should the Company be unable to obtain additional capital in the future and the Company's ability to continue as a going concern be impaired, material adjustments may be necessary to these condensed interim consolidated financial statements.

(c) Share consolidation (reverse stock split)

On September 18, 2018, the Company effected a share consolidation (reverse stock split) of its issued and outstanding common shares in the capital of the Company ("Common Shares") on the basis of one post-consolidation Common Share for every one hundred pre-consolidation Common Shares. On June 25, 2019, the Company effected a share consolidation (reverse stock split) of its issued and outstanding Common Shares the basis of one post-consolidation Common Share for every ten pre-consolidation Common Shares. All references in these condensed consolidated financial statements to Common Shares and options have been retroactively adjusted to reflect the share consolidations.  The number of 2017 Warrants (as defined below) and aggregate principal amount of 2017 Notes and 2019 Notes (as defined below) were not affected by the consolidations, but the Common Shares issuable upon exercise of the 2017 Warrants or conversion of the 2017 Notes and the 2019 Notes will be adjusted proportionally to each share consolidation ratio.

(d) Nasdaq listing

On January 14, 2019, the Company received written notification (the "Bid Price Notification Letter") from the Nasdaq Listing Qualifications Department notifying the Company that it was not in compliance with the $1.00 minimum bid price requirement set forth in the Nasdaq Marketplace Rules. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until July 15, 2019, to regain compliance. The Company received confirmation of compliance in respect of this deficiency on July 17, 2019.

On August 22, 2019, the Company received written notification (the "Market Value Notification Letter") from the Nasdaq Listing Qualifications Department notifying the Company that it was not in compliance with the $35 million minimum market value requirement set forth in the Nasdaq Marketplace Rules. In accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company was provided 180 calendar days, or until February 17, 2020, to regain compliance.

NEOVASC INC.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
For the three and nine months ended September 30, 2019 and 2018

(Expressed in U.S. dollars)(Unaudited)

1.    INCORPORATION AND GOING CONCERN (continued)

(d) Nasdaq listing (continued)

Nasdaq has broad discretionary public interest authority that it can exercise to apply additional or more stringent criteria for the continued listing of the Common Shares, or suspend or delist Common Shares even if the Common Shares meet all enumerated criteria for continued listing on the Nasdaq. The Nasdaq could use this discretionary authority at any time to delist the Common Shares. There can be no assurance that Nasdaq will not exercise such discretionary authority. In addition, there is no assurance that the Company will be able to maintain and/or regain compliance with the Nasdaq Marketplace Rules for continued listing.

2. BASIS OF PREPARATION

(a)  Statement of compliance with IFRS

These condensed interim consolidated financial statements are prepared in accordance with International Accounting Standard ("IAS") 34 Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB"), using the accounting policies consistent with the Company's annual consolidated financial statements for the year ended December 31, 2018 and 2017 except as noted in Note 3.  These condensed interim consolidated financial statements should be read in conjunction with the Company's audited annual consolidated financial statements for the year ended December 31, 2018 and 2017 and the accompanying notes included in those consolidated financial statements.  For a full description of accounting policies, refer to the audited annual consolidated financial statements of the Company for the year ended December 31, 2018 and 2017.

The results for the three and nine months ended September 30, 2019 may not be indicative of the results that may be expected for the full year or any other period.

The condensed interim consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries, Neovasc Medical Inc., Neovasc Tiara Inc., Neovasc GmbH, Neovasc (US) Inc., Neovasc Management Inc., Neovasc Medical Ltd., and B-Balloon Ltd. (which is in the process of being voluntarily liquidated).  All intercompany balances and transactions have been eliminated upon consolidation.

(b)  Presentation of financial statements

The Company has elected to present the 'Statement of Comprehensive Income' in a single statement.

3. SIGNIFICANT ACCOUNTING POLICIES

The condensed interim consolidated financial statements have been prepared in accordance with the accounting policies adopted in the Company's most recent annual consolidated financial statements for the year ended December 31, 2018, except for the following:

Adoption of new standards

Accounting standard issued and effective January 1, 2019

IFRS 16 - Leases

IFRS 16 'Leases' replaces IAS 17 'Leases' along with three Interpretations (IFRIC 4 'Determining whether an Arrangement contains a Lease', SIC 15 'Operating Leases-Incentives' and SIC 27 'Evaluating the Substance of Transactions Involving the Legal Form of a Lease'). The new Standard has been applied using the modified retrospective approach, with the cumulative effect of adopting IFRS 16 being recognized in equity as an adjustment to the opening balance of retained earnings for the current period. Prior periods have not been restated.

NEOVASC INC.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
For the three and nine months ended September 30, 2019 and 2018

(Expressed in U.S. dollars)(Unaudited)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

For contracts in place at the date of initial application, the Company has elected to apply the definition of a lease from IAS 17 and IFRIC 4 and has not applied IFRS 16 to arrangements that were previously not identified as lease under IAS 17 and

IFRIC 4.

The Company has elected to include initial direct costs in the measurement of the right-of-use asset for operating leases in existence at the date of initial application of IFRS 16, being January 1, 2019.

At this date, the Company has also elected to measure the right-of-use assets at an amount equal to the lease liability adjusted for any prepaid or accrued lease payments that existed at the date of transition.

The Company performed an impairment review on the right-of-use assets at the date of initial application.

On transition, for leases previously accounted for as operating leases with a remaining lease term of less than 12 months and for leases of low-value assets the Company has applied the optional exemptions to not recognize right-of-use assets but to account for the lease expense on a straight-line basis over the remaining lease term.

On transition to IFRS 16 the weighted average incremental borrowing rate applied to lease liabilities recognized under IFRS 16 was 10%.

The Company has benefited from the use of hindsight for determining the lease term when considering options to extend and terminate leases.

The following is a reconciliation of total operating lease commitments at December 31, 2018 to the lease liabilities recognized at January 1, 2019:

Total operating lease commitments disclosed at December 31, 2018	$ 1,431,188
Recognition exemptions:
Leases of low value assets	-
Leases with remaining lease term of less than 12 months	-
Variable lease payments not recognized	-
Operating lease liabilities before discounting	1,431,188
Discounted using incremental borrowing rate	(174,323)
Operating lease liabilities	1,256,865

Total lease liabilities recognized under IFRS 16 at January 1, 2019	$ 1,256,865

For any new contracts entered into on or after January 1, 2019, the Company considers whether a contract is, or contains a lease. A lease is defined as 'a contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration'. To apply this definition the Company assesses whether the contract meets three key evaluations which are whether:

  the contract contains an identified asset, which is either explicitly identified in the contract or implicitly specified by being identified at the time the asset is made available to the Company the Company has the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use, considering its rights within the defined scope of the contract the Company has the right to direct the use of the identified asset throughout the period of use. The Company assess whether it has the right to direct 'how and for what purpose' the asset is used throughout the period of use.

Measurement and recognition of leases as a lessee

At the lease commencement date, the Company recognizes a right-of-use asset and a lease liability on the statement of financial position.

The Company depreciates the right-of-use assets on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The Company also assesses the right-of-use asset for impairment when such indicators exist.

NEOVASC INC.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
For the three and nine months ended September 30, 2019 and 2018

(Expressed in U.S. dollars)(Unaudited)

3.  SIGNIFICANT ACCOUNTING POLICIES (continued)

At the commencement date, the Company measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the interest rate implicit in the lease if that rate is readily available. If the interest rate implicit in the lease is not readily available, the Company discounts using the Company's incremental borrowing rate.

Lease payments included in the measurement of the lease liability are made up of fixed payments (including in-substance fixed), variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee and payments arising from options reasonably certain to be exercised.

Subsequent to initial measurement, the liability will be reduced for payments made and increased for interest. It is remeasured to reflect any reassessment or modification, or if there are changes in in-substance fixed payments. When the lease liability is remeasured, the corresponding adjustment is reflected in the right-of-use asset, or profit and loss if the right-of-use asset is already reduced to zero.

The Company has elected to account for short-term leases and leases of low-value assets using the practical expedients. Instead of recognizing a right-of-use asset and lease liability, the payments in relation to these are recognized as an expense in profit or loss on a straight-line basis over the lease term.

On the statement of financial position, right-of-use assets have been included under non-current assets and lease liabilities have been included under current and non-current liabilities.

 IFRIC 23 - Uncertainty over Income Tax Treatments

In June 2017, the IASB issued IFRIC 23, Uncertainty over Income Tax Treatments. This interpretation specifies that if an entity concludes it is probable that the taxation authority will accept an uncertain tax treatment, it shall determine the tax result consistently with the tax treatment used or planned to be used in its income tax filing. If it is not probable, the entity shall reflect the effect of uncertainty for each uncertain tax treatment by using either of the following methods, depending on which one the entity expects to better predict the resolution of the uncertainty:

  Most likely amount: single most likely amount in a range of possible outcomes;
  Expected value: sum of the probability-weighted amounts in a range of possible outcomes.

The adoption of IFRIC 23 on January 1, 2019 has not had a significant impact on these condensed interim consolidated financial statements.

4. MANAGING CAPITAL

The Company's objectives, when managing capital, are to safeguard cash as well as maintain financial liquidity and flexibility in order to preserve its ability to meet financial obligations and deploy capital to grow its business.  In the definition of capital, the Company includes equity and the convertible debt.  There has been no change in the definition since the prior year.

The Company's financial strategy is designed to maintain a flexible capital structure consistent with the objectives stated above and to respond to business growth opportunities and changes in economic conditions.  In order to maintain or adjust its capital structure, the Company may issue new shares, new units or new debt (secured, unsecured, convertible and/or other types of available debt instruments).  For the three and nine months ended September 30, 2019 and 2018 there were no changes in the Company's capital management policy.

The capital of the Company is comprised of:

	September 30, 2019	December 31, 2018
2017 Convertible Notes	$8,072,974	$14,617,336
2019 Convertible Notes	9,055,688	-
Equity	(9,246,179)	(9,666,884)
Capital	$7,882,483	$4,950,452

NEOVASC INC.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
For the three and nine months ended September 30, 2019 and 2018

(Expressed in U.S. dollars)(Unaudited)

5. FINANCIAL RISK MANAGEMENT

(a) Fair value estimation

The fair value hierarchy establishes three levels to classify fair value measurements based upon the observability of significant inputs used in the valuation techniques.  The three levels of the fair value hierarchy are described below:

Level 1 |  Quoted prices (unadjusted) in active markets for identical assets or liabilities

 Level 2 |  Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (that is,

   as prices) or indirectly (that is, derived from prices)

Level 3 |  Inputs for the assets or liability that are not based on observable market data (that is, unobservable inputs)

The following table sets forth the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at September 30, 2019 and December 31, 2018.  As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

 As at December 31, 2018:

	Level 1	Level 2	Level 3	Total
Financial liabilities at fair value through profit and loss
2017 Convertible Notes	$ -	$ -	$14,617,336	$14,617,336
Derivative warrant financial liability from financing	$ -	$ -	$190,303	$190,303

As at September 30, 2019:

	Level 1	Level 2	Level 3	Total
Financial liabilities at fair value through profit and loss
2017 Convertible Notes	$ -	$ -	$8,072,974	$8,072,974
2019 Convertible Notes	$ -	$ -	$9,055,688	$9,055,688

 The carrying amounts of financial assets and financial liabilities in each category are as follows:

	Note	September 30, 2019	December 31, 2018
Amortized cost
Cash and cash equivalents	6	$11,396,063	$9,242,809
Accounts receivable	7	541,237	647,143
Restricted cash	10	453,052	439,736
		$12,390,352	$10,329,688

Other financial liabilities at amortized cost
Accounts payable and accrued liabilities (current)	13	$5,059,776	$4,610,560
Accounts payable and accrued liabilities (non-current)	13	1,214,924	2,241,979

Financial liabilities at fair value through profit and loss
2017 Convertible Notes (current)	15	8,072,974	1,423,224
2019 Convertible Notes (current)	15	876,722	-
2017 Convertible Notes (non-current)	15	-	13,194,112
2019 Convertible Notes (non-current)	15	8,178,966	-
Derivative warrant liability from financing (non-current)	15	-	190,303
		$23,403,362	$21,660,178

The carrying amounts of cash and cash equivalents, accounts receivable, restricted cash and accounts payable and accrued liabilities are considered a reasonable approximation of fair value due to their short-term nature.

NEOVASC INC.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
For the three and nine months ended September 30, 2019 and 2018

(Expressed in U.S. dollars)(Unaudited)

5. FINANCIAL RISK MANAGEMENT (continued)

(b)  Foreign exchange risk

A portion of the Company's revenues are derived from product sales in Europe, denominated in Euros.  Management has considered the stability of the foreign currency and the impact a change in the exchange rate may have on future earnings during the forecasting process.  The Euro represents approximately 31% of the revenue for the nine months ended September 30, 2019 (nine months ended September 30, 2018: 22%).  A 10% change in the foreign exchange rates for the Euro for foreign currency denominated accounts receivable will impact net income as at September 30, 2019 by approximately $6,180 (as at September 30, 2018: $10,967), and a similar change in foreign currency denominated accounts payable, which are denominated in Canadian dollars and Euros will impact net income by approximately $57,151 and $111,781, respectively, as at September 30, 2019 (as at September 30, 2018: $22,482 and $41,711, respectively). A similar change in foreign currency denominated cash and cash equivalents, and restricted cash, which are denominated in Canadian dollars and Euros will impact net income by approximately $85,470 and $56,715, respectively, as at September 30, 2019 (as at September 30, 2018: $22,482 and $41,711, respectively). The Company does not hedge its foreign exchange risk.

(c)  Interest rate risk

The Company is not exposed to material cash flow interest rate risk on fixed rate cash balances, and short-term accounts receivable, accounts payable, 2017 Notes that do not accrue interest or 2019 Notes that have fixed interest terms.

(d)  Liquidity risk

As at September 30, 2019, the Company had $11,396,063 in cash and cash equivalents as compared to cash and cash equivalents of $9,242,809 at December 31, 2018.  The Company is dependent on the profitable commercialization of its products or obtaining additional debt or equity financing to fund ongoing operations until profitability is achieved.

The Company monitors its cash flow on a monthly basis and compares actual performance to the budget for the period.  After receipt of the net proceeds of approximately $3.9 million from the February 2019 financing, $4.2 million from the March 2019 financing, and $11.35 million from the May 2019 financing, the Company expects that its cash on hand as at September 30, 2019 is sufficient to sustain operations until approximately March 2020 at the current burn rate. The Company may obtain additional debt or equity financing in future periods.  Further into the future the Company is dependent on the profitable commercialization of its products or obtaining additional debt or equity financing to fund ongoing operations until profitability is achieved.

Trades payables were aged as follows as at September 30, 2019 and do not include accrued liabilities. All trades payables are current liabilities:

Total
Current	$1,327,694
31-60 days	805,473
Over 60 days	920,556
$3,053,723

The following is an analysis of the contractual maturities of the Company's non-derivative accrued liabilities as at September 30, 2019:

	Within One Year	Between One and Two Years

Collaboration, license and settlement agreements (undiscounted)	$1,250,000	$1,250,000
	$1,250,000	$1,250,000

NEOVASC INC.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
For the three and nine months ended September 30, 2019 and 2018

(Expressed in U.S. dollars)(Unaudited)

5. FINANCIAL RISK MANAGEMENT (continued)

(e)  Credit risk

Credit risk arises from the possibility that the entities to which the Company sells products may experience financial difficulty and be unable to fulfill their contractual obligations.  This risk is mitigated by proactive credit management policies that include regular monitoring of the debtor's payment history and performance.  The Company does not require collateral from its customers as security for trade accounts receivable but may require certain customers to pay in advance of any work being performed or product being shipped.

The maximum exposure, if all of the Company's customers were to default at the same time is the full carrying value of the trade accounts receivable as at September 30, 2019 is $541,180 (as at December 31, 2018: $637,421).  As at September 30, 2019, the Company had $284,744 (as at December 31, 2018: $311,642) of trade accounts receivable that were overdue according to the customers' credit terms.  During the three and nine months ended September 30, 2019 the Company wrote down $nil and $64,600, respectively, of accounts receivable owed by customers (three and nine months ended September 30, 2018: $489,449 and $489,449, respectively).

The Company may also have credit risk related to its cash and cash equivalents and restricted cash, with a maximum exposure of $11,849,115 as at September 30, 2019 (as at December 31, 2018: $9,682,545). The Company minimizes its risk to cash and cash equivalents and restricted cash by maintaining the majority of its balances with Canadian Chartered Banks.

6. CASH AND CASH EQUIVALENTS

	September 30, 2019	December 31, 2018
Cash held in:
United States dollars	$9,569,395	$8,173,582
Canadian dollars	888,181	483,730
Euros	938,487	585,497
	$11,396,063	$9,242,809

7. ACCOUNTS RECEIVABLE

	September 30, 2019	December 31, 2018

Trade accounts receivable	$541,180	$637,421
Other accounts receivable	57	9,722
	$541,237	$647,143

All amounts are short-term.  The aging analysis of trade receivables is as follows:

	September 30, 2019	December 31, 2018

Not past due	$292,433	$361,469
Past due 0 - 30 days	52,335	18,614
31 - 60 days	69,142	-
61 - 90 days	-	54,428
91 - 120 days	6,867	-
Over 120 days	156,400	238,600
Loss Allowance	(35,996)	(35,690)
	$541,180	$637,421

All of the Company's trade and other receivables have been reviewed for impairment.  During the three and nine months ended September 30, 2019, the Company wrote off $nil and $64,600 of accounts receivable, respectively (three and nine months ended September 30, 2018: $489,449 and $489,449).

NEOVASC INC.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
For the three and nine months ended September 30, 2019 and 2018

(Expressed in U.S. dollars)(Unaudited)

8. INVENTORY

	September 30, 2019	December 31, 2018

Raw materials	$412,519	$242,300
Work in progress	-	2,435
Finished goods	63,482	14,007
	$476,001	$258,742

During the three and nine months ended September 30, 2019 and 2018 the Company did not write down any inventory.  During the three and nine months ended September 30, 2019, $137,999 and $348,987 respectively, of inventory was expensed in cost of goods sold (three and nine months ended September 30, 2018: $96,743 and $272,739, respectively).

9.  PREPAID EXPENSES AND OTHER ASSETS

	September 30, 2019	December 31, 2018

Prepaid expenses	$23,950	$-
Prepaid insurance	262,836	190,849
Deposits on rental agreements	112,589	276,500
Other prepaid expenses and other assets	169,893	123,887
	$569,268	$591,236

10. RESTRICTED CASH

	September 30, 2019	December 31, 2018

Restricted cash	$453,052	$439,736

Restricted cash represents C$600,000 security held by a Canadian Chartered Bank as a guarantee for the Company's same day electronic processing facility and corporate credit card facility.

11. RIGHT OF USE ASSET

COST	Total
Balance at January 1, 2019, on adoption of IFRS 16	$1,421,760

Impairment of right-of-use asset	260,616

Balance As at September 30, 2019	$1,161,144

ACCUMULATED DEPRECIATION
Balance at January 1, 2019, on adoption of IFRS 16	-

Depreciation for the period	239,235

Balance As at September 30, 2019	$239,235

NET BOOK VALUE

As at January 1, 2019, on adoption of IFRS 16	$1,421,760
As at September 30, 2019	$921,908

 The Company's right-of-use asset mainly relates to the lease of buildings.

NEOVASC INC.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
For the three and nine months ended September 30, 2019 and 2018

(Expressed in U.S. dollars)(Unaudited)

11.    RIGHT OF USE ASSET (continued)

The Company entered into an agreement for additional office space in September 2014 in Richmond, Canada.  The agreement did not contain any contingent rent clauses, or purchase options or escalation clauses.  The term of the lease was 36 months commencing on October 1, 2014.  The lease contained an option to renew for an additional 36 months. In February 2017, the Company renewed the lease and added additional office premises. The term of the combined lease is 60 months commencing June 1, 2017. The amended agreement does not contain any contingent rent clauses, purchase options or escalation clauses.

The Company entered into a sublease agreement for a portion of office space in September 2019. The term for the sublease agreement was 32 months commencing on October 7, 2019.

The Company entered into an agreement for additional office space in September 2014 in Minneapolis.  The agreement did not contain any contingent rent clauses, purchase options or escalation clauses.  The original term of the lease was 66 months commencing on September 1, 2014.  Additional office space was added in July 2015 in Minneapolis.  The term of the combined lease is 69 months commencing on July 1, 2015.  In August 2019, the Company renewed the lease for an additional 36 months commencing June 1, 2020.

The Company entered into an agreement for additional office space in December 2016 in Richmond, Canada.  The agreement does not contain any contingent rent clauses, renewal or purchase options or escalation clauses.  The term of the lease is 24 months commencing on December 19, 2016. In December 2018, the Company renewed the lease for another 24 months commencing on December 19, 2018.

The Company entered into an agreement for additional office space in June 2018 in Richmond, Canada. The agreement does not contain any contingent rent clauses, purchase options or escalation clauses.  The term of the lease is 36 months commencing on August 1, 2018. The lease contains an option to renew for an additional 24 months.

NEOVASC INC.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
For the three and nine months ended September 30, 2019 and 2018

(Expressed in U.S. dollars)(Unaudited)

12. PROPERTY, PLANT AND EQUIPMENT

	Land	Building	Leasehold improvements	Production & development equipment	Computer hardware	Computer software	Office equipment	Total
COST
Balance at January 1, 2018	$249,493	$438,471	$169,938	$1,649,728	$543,922	$612,273	$316,085	$3,979,910

Additions during the year	-	-	-	149,583	-	40,799	-	190,382
Disposals during the year	(249,493)	(438,471)	-	(310,353)	-	-	-	(998,317)
Balance as at December 31, 2018	$-	$-	$169,938	$1,488,958	$543,922	$653,072	$316,085	$3,171,975

Additions during the period	-	-	-	123,293	-	40,332	-	163,625
Balance As at September 30, 2019	$-	$-	$169,938	$1,612,251	$543,922	$693,404	$316,085	$3,335,600

ACCUMULATED DEPRECIATION
Balance at January 1, 2018	$-	$53,564	$66,416	$998,944	$386,095	$572,017	$217,694	$2,294,730

Depreciation for the year	-	7,698	23,439	211,908	47,348	74,055	19,678	384,126
Disposals during the year	-	(61,262)	-	(259,247)	-	-	-	(320,509)
Balance as at December 31, 2018	$-	$-	$89,855	$951,605	$433,443	$646,072	$237,372	$2,358,347

Depreciation for the period	-	-	13,599	130,220	24,858	28,538	11,808	209,023
Balance As at September 30, 2019	$-	$-	$103,454	$1,081,825	$458,301	$674,610	$249,180	$2,567,370

NET BOOK VALUE
As at December 31, 2018	$-	$-	$80,083	$537,353	$110,479	$7,000	$78,713	$813,628
As at September 30, 2019	$-	$-	$66,484	$530,426	$85,621	$18,794	$66,905	$768,230

NEOVASC INC.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
For the three and nine months ended September 30, 2019 and 2018

(Expressed in U.S. dollars)(Unaudited)

13. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30, 2019	December 31, 2018
Current accounts payable and accrued liabilities
Trade payables	$3,053,723	$898,711
Accrued liabilities	689,671	1,117,673
Accrued vacation	174,360	142,730
Accrued employee termination expenses	40,632	373,171
Other accounts payable	57,260	190,496
Collaboration, license and settlement agreements provision	1,044,130	1,887,779
Total current accounts payable and accrued liabilities	5,059,776	4,610,560

Non-current accrued liabilities
Non-current collaboration, license and settlement agreements provision	1,214,924	2,241,979
	1,214,924	2,241,979

Total accounts payable and accrued liabilities	$6,274,700	$6,852,539

Included in accounts payable and accrued liabilities are $870,786 related to settlement charges as part of a collaboration agreement and $1,388,268 related to a settlement provision (see Note 22). This represents the calculated net present value of the amounts set out per the agreement with payments due over the next two years.

14. LEASE LIABILITY

Total
Balance at January 1, 2019, on adoption of IFRS 16	$1,256,865

Interest expense	94,265
Lease payments	(382,554)
$968,576

Lease Liability, current	$428,830
Lease Liability, non-current	$539,746

The maturity analysis of the undiscounted contractual balances of the lease liabilities is as follows:
In one year or less	$525,458
In more than one year, but not more than five years	618,823
$1,144,281

.

NEOVASC INC.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
For the three and nine months ended September 30, 2019 and 2018

(Expressed in U.S. dollars)(Unaudited)

15. DERIVATIVE WARRANT LIABILITY FROM FINANCING AND CONVERTIBLE NOTE

(a) Derivative Warrant Liability from Financing

On November 17, 2017, Neovasc completed an underwritten public offering (the "2017 Public Transaction") of 6,609,588 Series A units (the "Series A Units") and 19,066,780 Series B units (the "Series B Units") of the Company, at a price of $1.46 per Unit for gross proceeds of $37,487,497 before deducting the underwriting discounts and commissions and other estimated offering costs.

Each Series A Unit was comprised of:

(i) 0.001 Common Share

(ii) one Series A Common Share purchase warrant of the Company exercisable for 0.001 Common Shares at an exercise price of $1,610 per Series A Warrant Share for a period of five years following issuance (each, a "Series A Warrant"),

(iii) one Series B Common Share purchase warrant of the Company exercisable for 0.001 Common Shares at an exercise price of $1,610 per Series B Warrant Share for a period of two years following issuance (each, a "Series B Warrant"); and

(iv) 0.40 Series C Warrant of the Company to purchase a unit at an exercise price of $1.46 per unit for a period of two years following issuance (each, a "Series C Unit") comprised of 0.001 Common Share, one Series A Warrant and one Series B Warrant.

Each Series B Unit was comprised of:

(i) either 0.001 Common Share or one Series D Common Share purchase warrant of the Company exercisable for 0.001 Common Shares (each, a "Series D Warrant") at an exercise price of $1,460 per Series D Warrant Share, all of which were be pre-funded except for a nominal exercise price of $0.001 per Series D Warrant Share for a period of five years following issuance,

(ii) one Series A Warrant,

(iii) one Series B Warrant,

(iv) 0.40 Series C Warrant, and

(v) 1.1765 Series F Common Share purchase warrant of the Company with each warrant exercisable for 0.001 Common Shares at an exercise price of $1,610 per Series F Warrant Share for a period of two years following issuance (each, a "Series F Warrant").

15,493 Common Shares and 3,573,830 Series D Warrants were issued as part of the Series B Unit.  Since initial issuance and during the period up to December 31, 2018, all of the 3,573,830 Series D Warrants were exercised for gross proceeds of $35,738 and 3,573 Common Shares were issued from treasury.  All the warrants (collectively, the "2017 Warrants") issued pursuant to the 2017 Public Transaction and the 2017 Private Placement (as defined below) included various price adjustment clauses, some of which caused the number of shares to be issued upon exercise to be variable, and therefore do not meet the fixed for fixed test under IAS 32 - Financial instruments; presentation.  Accordingly, the warrants have been accounted for as derivative financial liabilities and measured at fair value through profit and loss ("FVTPL").  The fair values of the warrants were calculated using a binomial option pricing model and have been classified as level 3 in the fair value hierarchy.

The total fair value of the warrants issued in connection with the Public Transaction, together with the Series E Warrants (as defined below) issued in connection with the Private Transaction (as defined below), was $89,470,273 which exceeded the transaction price giving rise to a loss of $45,132,259.  Since the fair values of the derivatives are not determined using a valuation that only uses data from observable markets, the loss on initial recognition has been deferred and will be recognized in income over the expected term of the instruments on a straight-line basis depending on the term of the warrants.

(b) 2017 Convertible Notes

On November 17, 2017, the Company also completed a brokered private placement (the "2017 Private Placement" and together with the Public Transaction the "2017 Financings") for the sale of $32,750,000 aggregate principal amount of senior secured convertible notes of the Company (the "2017 Notes") and Series E warrants (the "Series E Warrants") to purchase one Common Share per Series E Warrant for gross proceeds of $27,837,500.

The 2017 Notes were issued with an original issue price of $850 per $1,000 principal amount of note.  The 2017 Notes have an 18-month term and carry an interest rate of 0.0% per annum (increasing to 15% upon an event of default) from the closing date of the Private Transaction. On September 12, 2018, the Company and the holders of 2017 Notes amended certain terms of the 2017 Notes, including a one-year extension of the maturity date of the 2017 Notes from May 17, 2019 until May 17, 2020 and certain other amendments. Upon any event of a default, the interest rate applicable to the 2017 Notes would automatically be increased to 15% per annum.  Interest on the 2017 Notes, as applicable, will commence accruing on the date of issue, will be computed on the basis of a 360-day year and twelve 30-day months and became payable in cash on January 1, 2018 and on the first day of each calendar quarter thereafter up to, and including, the maturity date.

NEOVASC INC.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
For the three and nine months ended September 30, 2019 and 2018

(Expressed in U.S. dollars)(Unaudited)

15. DERIVATIVE WARRANT LIABILITY FROM FINANCING AND CONVERTIBLE NOTES (continued)

(b) 2017 Convertible Notes (continued)

The conversion option contained within the 2017 Notes contains similar price adjustment characteristics to certain of the warrants, which precludes the 2017 Notes from being recognized within equity.  The 2017 Notes contain a future-priced conversion mechanism that allows the holder of a 2017 Notes to replace the conversion price then in effect with a price (the "Alternate Conversion Price") that is 85% of the lowest volume weighted average price ("VWAP") of the Common Shares during the ten consecutive trading day period ending and including the date of delivery of the applicable conversion notice.  The 2017 Notes are also subject to full ratchet anti-dilution provisions in certain circumstances.

Accordingly, the Company has elected to measure the 2017 Notes at FVTPL.  The Series E Warrants are also classified as derivative financial liabilities and measured at FVTPL. The fair values of the warrants were calculated using a binomial option pricing model and have been classified as level 3 in the fair value hierarchy. The fair value of the convertible debt was $26,100,900 which exceeded the transaction price giving rise to a loss of $5,113,917.  Since the fair value of the convertible debt is not determined using a valuation that only uses data from observable markets, the loss on initial recognition has been deferred and will be recognized in income over the expected term of the instrument. As at September 30, 2019 the loss on initial recognition has been fully amortized.

(c) 2019 Convertible Notes

On May 16, 2019, the Company completed a private placement of (i) 15% original issue discount convertible notes ("2019 Notes") with a face value of $11.5 million, for gross proceeds to the Company of $9,775,000, and (ii) 334,951 common shares of the Company at a price of $5.15 per Common Share, for gross proceeds to the Company of $1,725,000.

The 2019 Notes has the following key terms:

  For the first year after the closing date, interest at a rate of 8% of which 5% is payable in cash on or about May 17, 2020 (when the existing 2017 Notes issued by the Company mature). The remainder is deferred and will be due on maturity of the 2019 Notes.
  After the first year and until maturity, interest at a rate of 10% of which 7% is payable in cash at the end of May and November each year. The remainder is deferred and will be due on maturity of the 2019 Notes.
  The 2019 Notes were issued at an original discount of $1.725 million. A separate subscription for common shares of the Company by the holder of the 2019 Notes was made for this amount (at market price) concurrent with the issuance of the 2019 Notes.
  The Company has a prepayment option whereby it may voluntarily prepay the 2019 Notes prior to maturity. Prepayment penalties of 3% (if prepaid prior to the 1st anniversary of issuance), 2% (if prepaid between the 1st and 2nd anniversaries of issuance) and 1% (if prepaid after the 2nd anniversary) apply.
  The 2019 Notes are convertible into common shares of the Company at the option of the holder (however, the holder may not own > 19.99% of the total outstanding common shares of the Company as a result of the conversion). The conversion price fluctuates from $7.50 per common share (prior to the 2nd anniversary of issuance) to $8.50 between the 2nd and 3rd anniversaries of issuance to $9.70 after the 3rd anniversary of issuance. The conversion price would also be altered subject to certain anti-dilution provisions.

Accordingly, the 2019 Notes contain two embedded derivatives: the conversion option and the prepayment option. The fair values of the 2019 Notes were calculated using the Cox Ross Rubinstein binomial tree model and have been classified as level 3 in the fair value hierarchy.

NEOVASC INC.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
For the three and nine months ended September 30, 2019 and 2018

(Expressed in U.S. dollars)(Unaudited)

15.  DERIVATIVE WARRANT LIABILITY FROM FINANCING AND CONVERTIBLE NOTES (continued)

(d)    Warrants and Convertible Notes Model

The 2017 Warrants were accounted for based on the level 3 fair value estimate of Series A Warrants, Series B Warrants, Series C Warrants, Series D Warrants, Series E Warrants and Series F Warrants by using a binomial option pricing model.

The 2017 Notes were accounted for based on the level 3 fair value estimate of the notes based on a binomial tree model.

Key assumptions used in the model at December 31, 2017 and 2018 and as at September 30, 2019 are summarized below:

Valuation Date	September 30, 2019	December 31, 2018	December 31, 2017
Price of Common Shares	$3.84	$6.03	$600.00
Dividend Yield	0%	0%	0%
Historical volatility of Common Shares	147.94%	141.96%	121.70%
Historical volatility of index	13.55%	15.37%	14.43%
Volatility input	80.75%	78.67%	68.07%
Risk-free rate	1.91%	2.52%	2.20%
Credit spread	17.41%	24.51%	34.24%

The 2019 Notes were accounted for based on the level 3 fair value estimate of the notes based on a binomial tree model.

Key assumptions used in the model at initial recognition and at September 30, 2019 are summarized below:

Valuation Date	September 30, 2019	May 16, 2019
Price of Common Shares	$3.84	$49.46
Dividend Yield	0%	0%
Historical volatility of Common Shares	147.30%	142.38%
Historical volatility of index	13.85%	15.66%
Volatility input	80.57%	79.02%
Risk-free rate	1.50%	2.13%
Credit spread	21.56%	19.64%

NEOVASC INC.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
For the three and nine months ended September 30, 2019 and 2018

(Expressed in U.S. dollars)(Unaudited)

15. DERIVATIVE WARRANT LIABILITY FROM FINANCING AND CONVERTIBLE NOTES (continued)

(d)    Warrants and Convertible Notes Model (continued)

The carrying amounts for the derivative warrant liability from financing are as follows:

	Series A Units	Series B Units	Series E Warrants	Total

Fair value, November 17, 2017	$13,139,650	$67,810,835	$8,519,788	$89,470,273
Add: Deferred loss	(7,054,787)	(36,408,201)	(1,669,271)	(45,132,259)
Amortization of deferred loss	390,379	2,067,557	41,732	2,499,668
Less:
Fair value adjustment on exercised warrants	-	(511,122)	-	(511,122)
Exercise of Series D Warrants	-	(1,108,306)	-	(1,108,306)
Fair value adjustment, December 31, 2017	(1,542,457)	(2,911,914)	(3,934,853)	(8,389,224)
Balance, Derivative financial liability December 31, 2017	$4,932,785	$28,938,849	$2,957,396	$36,829,030
Add:
Amortization of deferred loss	6,664,408	34,340,644	1,627,539	42,632,591
Less:
Exercise of 1,698,841 Series D Warrants	-	(1,004,185)	-	(1,004,185)
Exercise of 11,170,788 Series B Warrants	(303,919)	(6,250,110)	-	(6,554,029)
Exercise of 21,041,660 Series F Warrants	-	(26,552,270)	-	(26,552,270)
Exercise of 14,505,580 Series B Warrants	(11,614,224)	(14,820,745)	-	(26,434,969)
Exercise of 8,951,780 Series C Warrants	(833,987)	(3,371,375)	-	(4,205,362)
Exercise of 1,389,846 Series F Warrants	-	(2,532,855)	-	(2,532,855)
Exercise of 500,000 Series C Warrants	-	(253,887)		(253,887)
Fair value adjustment, December 31, 2018	1,190,630	(8,411,543)	(4,512,848)	(11,733,761)
Balance, Derivative financial liability December 31, 2018	$35,693	$82,523	$72,087	$190,303
Less:
Exercise of 822,192 Series C Warrants	(5,638)	-	-	(5,638)
Fair value adjustment, March 31, 2019	(5,575)	(5,253)	(6,677)	(17,505)

Cancellation of 35,950,340 Series A Warrants	(24,480)	(77,270)	-	(101,750)
Cancellation of 22,431,506 Series E Warrants	-	-	(65,410)	(65,410)

Balance, derivative warrant liability from financing September 30, 2019	$-	$-	$-	$-

NEOVASC INC.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
For the three and nine months ended September 30, 2019 and 2018

(Expressed in U.S. dollars)(Unaudited)

15. DERIVATIVE FINANCIAL LIABILITY FROM FINANCING AND CONVERTIBLE NOTES (continued)

(d)    Warrants and Convertible Notes Model (continued)

The carrying amounts for the 2017 Notes and 2019 Notes are as follows:

2017 Convertible Notes

Fair value, November 17, 2017	$26,100,900
Add: Deferred loss	(5,113,917)
Amortization of deferred loss	852,319
Fair value adjustment, December 31, 2017	(1,831,743)
Balance, convertible notes December 31, 2017	$20,007,559
Add:
Amortization of deferred loss	4,261,598
Less:
Exercise of 5,567,500 convertible notes	(5,146,924)
Exercise of 1,772,500 convertible notes	(1,536,596)
Exercise of 10,300,000 convertible notes	(13,872,312)
Fair value adjustment, December 31, 2018	10,904,011
Balance, convertible notes December 31, 2018	$14,617,336
Less:
Exercise of 4,285,000 convertible notes	(4,188,713)
Fair value adjustment, March 31, 2019	825,047
Balance, convertible notes March 31, 2019	$11,253,670
Less:
Exercise of 3,536,000 convertible notes	(4,323,427)
Fair value adjustment, June 30, 2019	2,033,280
Balance, convertible notes June 30, 2019	$8,963,523
Less:
Exercise of 415,000 convertible notes	(497,430)
Fair value adjustment, September 30, 2019	(393,119)
Balance, convertible notes September 30, 2019	$8,072,974

2017 Convertible Notes, current	$8,072,974
2017 Convertible Notes, non-current	$-

2019 Convertible Notes

Fair value, May 16, 2019	$9,775,000
Fair value adjustment, June 30, 2019	$(732,631)
Balance, convertible notes June 30, 2019	$9,042,369
Less:
Fair value adjustment, September 30, 2019	13,319
Balance, convertible notes September 30, 2019	$9,055,688

2019 Convertible Notes, current	$876,722
2019 Convertible Notes, non-current	$8,178,966

NEOVASC INC.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
For the three and nine months ended September 30, 2019 and 2018

(Expressed in U.S. dollars)(Unaudited)

16. SHARE CAPITAL

All Common Shares are equally eligible to receive dividends and the repayment of capital and represent one vote at shareholders' meetings.  All preferred shares have no voting rights at shareholders' meetings but on liquidation, winding-up or other distribution of the Company's assets are entitled to participate in priority to Common Shares.  There are no preferred shares issued and outstanding.

(a) Authorized

Unlimited number of Common Shares without par value.

Unlimited number of Preferred Shares without par value.

 b)    Issued and outstanding

All share and per share amounts are net of share issuance costs and have been adjusted to retroactively reflect the impact of the September 18, 2018 reverse stock split on a 1 for 100 basis and the June 25, 2019 reverse stock split on a 1 for 10 basis.

	Common Shares		Contributed
	Number	Amount	Surplus
Balance, January 1, 2018	102,916	$171,803,816	$23,056,846
Common Shares issued from exercise of Series B Warrants (i)	1,315,281	54,119,300	-
Common Shares issued from exercise of Series C Warrants (ii)	9,452	15,854,206	-
Common Shares issued from exercise of Series D Warrants (iii)	1,699	1,021,183	-
Common Shares issued from exercise of Series F Warrants (iv)	295,740	42,990,737	-
Common Shares issued from exercise of 2017 Notes (v)	1,076,583	18,582,374	-
Common Shares issued for cash on exercise of options	51	88,917	(88,917)
Share-based payments	-	-	3,292,877
Balance, December 31, 2018	2,801,720	$304,460,533	$26,260,806
Common Shares issued from public offerings (vi)	2,222,222	7,802,417	315,611
Common Shares issued from private placement (vii)	334,951	1,706,380	-
Common Shares issued from exercise Series B Warrants (viii)	223,304	16,931	-
Common Shares issued from exercise of Series C Warrants (ix)	822	1,186,027	-
Common Shares issued from exercise of 2017 Notes (x)	2,015,180	9,009,570	-
Common Shares issued from exchange of Series A and Series E Warrants (xi)	49,624	234,173	-
Share-based payments	-	-	2,613,453
Balance, September 30, 2019	7,647,823	$324,416,031	$29,189,870

(i) During the twelve months ended December 31, 2018, 1,315,281 Common Shares were issued on the exercise of 35,128,148 Series B Warrants. The related derivative liability of $32,988,998 (see Note 15) was derecognized at the dates of exercise.

(ii) During the twelve months ended December 31, 2018, of the 10,273,972 Series C Warrants initially granted, 9,451,780 were exercised for 9,452 Common Shares, 9,451,780 Series A Warrants and 9,451,780 Series B Warrants and cash proceeds of $13,799,659.  The related derivative financial liability of $4,459,249 (see Note 15) was derecognized at the dates of exercise.

(iii) During the twelve months ended December 31, 2018, 1,699 Common Shares were issued for the exercise of 1,698,841 of the Series D Warrants that were issued as part of the Series B Units for cash proceeds of $16,988.  The related derivative financial liability of $1,004,195 was derecognized (see Note 15) at the date of exercise.

(iv) During the twelve months ended December 31, 2018, 295,740 Common Shares were issued on the exercise of the 22,431,506 Series F Warrants. The related derivative financial liability of $29,085,125 (see Note 15) was derecognized at the dates of exercise.

(v) During the twelve months ended December 31, 2018, 1,076,583 Common Shares were issued on the conversion of $17,640,000 of aggregate principal amount of 2017 Notes.  The $20,555,832 aggregate principal amount of 2017 Notes (see Note 15) was derecognized at the date of exercise.

(vi) During the nine months ended September 30, 2019, 2,222,222 Common Shares were issued for gross proceeds of $10,000,000 less $1,270,000 in underwriting commission, a $315,611 fair value charge for 144,444 Broker Warrants issued (see Note 16(e)) and $611,970 in other share issuance costs.

NEOVASC INC.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
For the three and nine months ended September 30, 2019 and 2018

(Expressed in U.S. dollars)(Unaudited)

16. SHARE CAPITAL (continued)

b)    Issued and outstanding (continued)

(vii) On May 16, 2019, the Company completed a private placement of (i) 15% original issue discount convertible notes with a face value of $11.5 million, for gross proceeds to the Company of $9,775,000, and (ii) 334,951 common shares of the Company at a price of $5.15 per Common Share, for gross proceeds to the Company of $1,725,000.

(viii) During the nine months ended September 30, 2019, 223,304 Common Shares were issued on the exercise of 822,192 Series B Warrants. The related derivative liability of $16,931(see Note 15) was derecognized at the dates of exercise.

(ix) During the nine months ended September 30, 2019, the remaining 822,192 Series C Warrants were exercised for 822 Common Shares, 822,192 Series A Warrants and 822,192 Series B Warrants and cash proceeds of $1,200,400.  The related derivative financial liability of $5,638 (see Note 15) was derecognized at the dates of exercise.

(x) During the nine months ended September 30, 2019, 2,015,180 Common Shares were issued on the conversion of $8,236,000 of aggregate principal amount of 2017 Notes.  The $9,009,570 aggregate principal amount of 2017 Notes (see Note 15) was derecognized at the date of exercise.

(xi) During the nine months ended September 30, 2019, the Company entered into exchange agreements with the holders of the remaining Series A Warrants and Series E Warrants to issue 49,624 Common shares for the surrender and cancellation of all 35,950,340 Series A Warrants and all 22,431,506 Series E Warrants outstanding on the basis of 0.00085 of a Common Share for each Warrant.

(c) Stock options

The Company adopted an equity-settled stock option plan under which the directors of the Company may grant options to purchase Common Shares to directors, officers, employees and service providers (the "optionees") of the Company on terms that the directors of the Company may determine within the limitations set forth in the stock option plan.  Effective June 4, 2018, at the Annual General Meeting ("AGM"), the board of directors and shareholders of the Company approved an amendment to the Company's incentive stock option plan to increase the number of options available for grant under the plan to 15% of the number of Common Shares of the Company outstanding at any time.

Options under the Company's stock option plan granted to directors, officers and employees vest immediately on the grant date, unless a vesting schedule is specified by the board.  The directors of the Company have discretion within the limitations set forth in the stock option plan to determine other vesting terms on options granted to directors, officers, employees and others.  The minimum exercise price of a stock option cannot be less than the applicable market price of the Common Shares on the date of the grant and the options have a maximum life of ten years from the date of grant.  The following table summarizes stock option activity for the respective years as follows:

		Weighted average	Average remaining
	Number of options	exercise price	contractual life (years)
Options outstanding, January 1, 2018	5,707	$3,552.50	2.28
Granted	366,053	30.31
Exercised	(49)	7.33
Forfeited	(1,178)	1,712.35
Expired	(807)	1,813,70
Options outstanding, December 31, 2018	369,726	$76.78	7.88
Options exercisable, December 31, 2018	146,263	$127.04	7.62
Granted	697,150	4.27
Exercised	-	-
Forfeited	(11,288)	44.24
Expired	(1,792)	4,947.65
Options outstanding, September 30, 2019	1,053,796	$20.88	7.59
Options exercisable, September 30, 2019	370,166	$38.05	7.22

NEOVASC INC.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
For the three and nine months ended September 30, 2019 and 2018

(Expressed in U.S. dollars)(Unaudited)

16. SHARE CAPITAL (continued)

(c) Stock options (continued)

The following table lists the options outstanding as at September 30, 2019 by exercise price:

Exercise price	Options outstanding	Weighted average remaining term (yrs)	Options exercisable	Weighted average remaining term (yrs)
$4.10	562,600	7.49	141,250	7.49
$5.00	130,950	7.67	32,738	7.67
$8.80	89,000	7.18	29,676	7.18
$27.20	263,494	7.00	162,512	7.00
$27.30 - $9,276.86	7,752	4.90	3,990	3.89
	1,053,796		370,166

The following table lists the options outstanding as at December 31, 2018 by exercise price:

Exercise price	Options outstanding	Weighted average remaining term (yrs)	Options exercisable	Weighted average remaining term (yrs)
$8.80	89,900	7.92	29,976	7.92
$27.20	270,000	7.75	112,566	7.75
$60.00	5,475	7.10	-	-
$630.01 - $8,917.93	4,351	1.67	3,721	1.48
	369,726		146,263

During the three and nine months ended September 30, 2019, the Company recorded $735,199 and $2,613,453, respectively, as compensation expense for share-based compensation awarded to eligible optionees (three and nine months ended September 30, 2018: $1,603,317 and $1,873,582 respectively).  The Company used the Black-Scholes Option Pricing Model to estimate the fair value of the options at each measurement date using the following weighted average assumptions:

	2019	2018
Weighted average fair value	$3.60	$16.40
Weighted average exercise price	$4.30	$30.30
Weighted average share price at grant	$4.30	$30.30
Dividend yield	nil	nil
Volatility	111%	72%
Risk-free interest rate	1.51%	2.24%
Expected life	4 years	4 years
Forfeiture rate	7.00%	7.00%

NEOVASC INC.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
For the three and nine months ended September 30, 2019 and 2018

(Expressed in U.S. dollars)(Unaudited)

16. SHARE CAPITAL (continued)

(d)  Warrants

The following table lists the number of warrants issued on November 17, 2017 as well as the number issued, exercised, and exchanged since then and the remaining warrants outstanding at September 30, 2019.

Warrants	As at November 17, 2017	Issued	Exercised	Exchanged	As at September 30, 2019

Series A	25,676,368	10,273,972	-	(35,950,340)	-
Series B	25,676,368	10,273,972	(35,950,340)	-	-
Series C	10,273,972	-	(10,273,972)	-	-
Series D	3,573,830	-	(3,573,830)	-	-
Series E	22,431,506	-	-	(22,431,506)	-
Series F	22,431,506	-	(22,431,506)	-	-

On September 18, 2018, the Company effected a share consolidation (reverse stock split in the ratio of 1 for 100 Common Shares outstanding) of the Common Shares on the basis of one post-consolidation Common Shares for every 100 pre-consolidation Common Shares. On June 25, 2019, the Company effected a share consolidation (reverse stock split) of its issued and outstanding Common Shares the basis of one post-consolidation Common Share for every ten pre-consolidation Common Shares.  The number of 2017 Warrants and aggregate principal amount of 2017 Notes were not affected by the consolidations, but the Common Shares issuable upon exercise of the 2017 Warrants or conversion of the 2017 Notes was adjusted proportionally to the share consolidation ratios.

The September 2018 share consolidation adjusted the notional exercise price of the Series A Warrants, Series B Warrants and Series E Warrants. There were no Series D Warrants and Series F Warrants outstanding at the date of the September 2018 share consolidation. There were no 2017 Warrants outstanding at the time of the June 2019 share consolidation.

On March 12, 2019, the Company entered into exchange agreements with the holders of all of its outstanding Series A Warrants and Series E Warrants, pursuant to which the Company issued an aggregate of 49,624 Common Shares for the surrender and cancellation of all of the Series A Warrants and Series E Warrants outstanding, on the basis of 0.085 of a Common Share for each Series A Warrant or Series E Warrant (the "Exchange"). Following completion of the Exchange, there are no longer any warrants outstanding from the 2017 Financings. Under IFRIC 19, the surrender and cancellation of Series A warrants and Series E warrants created a loss on extinguishment of $39,367 and $24,565, respectively.

(e) Broker Warrants

In February and March of 2019, the Company completed two $5 million underwritten public offerings and issued 144,444 broker warrants ("Broker Warrants") as part of the underwriter's commission.  The Company uses the Black-Scholes pricing model to calculate the fair value of the Broker Warrants. The model requires six key inputs: risk free interest rate, exercise price, market price at date of issue, expected dividend yield, expected life and expected volatility, all of which, other than the exercise price and market price, are estimates by management of the Company. The fair value for the February 28, 2019 $5 million public offering and 72,222 broker warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 2.51%; b) expected life of 3 years; c) the price of the stock on the grant date of $4.50; d) expected volatility of 81%; and e) no expected dividend payments. The fair value for the March 15, 2019 $5 million public offering and 72,222 broker warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 2.43%; b) expected life of 3 years; c) the price of the stock on the grant date of $4.50; d) expected volatility of 82%; and e) no expected dividend payments. The Black-Scholes model was used to compute broker warrant fair values because it is the most commonly used pricing model and is considered to produce a reasonable estimate of fair value.

NEOVASC INC.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
For the three and nine months ended September 30, 2019 and 2018

(Expressed in U.S. dollars)(Unaudited)

17.  SEGMENT INFORMATION

The Company's operations are in one business segment: the development, manufacturing and marketing of medical devices.  Each of the Company's product lines has similar characteristics, customers, distribution and marketing strategies, and are subject to similar regulatory requirements.  Substantially all of the Company's long-lived assets are located in Canada.  The Company carries on business in Canada, the United States and Europe.  The Company earns revenue from sales to customers in the following geographic locations:

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2019	2018	2019	2018
REVENUE
Europe	$465,498	$505,040	$1,349,711	$1,181,709
Rest of the World	35,000	(24,500)	176,500	44,000
	$500,498	$480,540	$1,526,211	$1,225,709

Sales to the Company's three largest customers accounted for approximately 11%, 10%, and 8% of the Company's sales for the nine months ended September 30, 2019.  Sales to the Company's three largest customers accounted for approximately 33%, 10%, and 9% of the Company's sales for the nine months ended September 30, 2018.

18. EMPLOYEE BENEFITS EXPENSE

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2019	2018	2019	2018
Salaries and wages	$2,194,192	$1,995,293	$6,179,743	$5,918,412
Pension plan and employment insurance	89,271	86,138	376,716	354,075
Contribution to defined contribution pension plan	44,220	46,385	137,972	130,205
Health benefits	183,247	108,676	463,707	349,762
Cash-based employee expenses	2,510,930	2,236,492	7,158,138	6,752,454
Share-based payments	735,199	1,603,317	2,613,453	1,873,582
Total employee expenses	$3,246,129	$3,839,809	$9,771,591	$8,626,036

NEOVASC INC.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
For the three and nine months ended September 30, 2019 and 2018

(Expressed in U.S. dollars)(Unaudited)

19. DEPRECIATION, SHARE-BASED PAYMENTS, EMPLOYEE AND OTHER EXPENSES

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2019	2018	2019	2018
EXPENSES
Selling expenses
Share-based payment	$43,596	$16,379	$153,221	$57,657
Cash-based employee expenses	130,037	66,790	351,250	242,153
Other expenses	206,779	119,778	638,686	438,613
	380,412	202,947	1,143,157	738,423

General and administrative expenses
Depreciation	35,109	44,589	102,865	144,469
Share-based payments	406,315	1,510,159	1,421,505	1,633,473
Cash-based employee expenses	644,792	669,853	1,659,055	1,671,507
Litigation expenses	-	91,089	81,171	273,608
Employee termination expenses	-	217,340	-	793,704
Accretion on collaboration, license and settlement
agreements provision	68,113	2,379,790	279,295	2,379,790
Other expenses	1,043,593	1,427,927	3,798,423	4,126,751
	2,197,922	6,340,747	7,342,314	11,023,302

Product development and clinical trials expenses
Depreciation	121,129	53,246	348,057	137,442
Share-based payments	285,288	76,779	1,038,727	182,452
Cash-based employee expenses	1,736,101	1,499,849	5,147,833	4,838,794
Other expenses	2,634,679	1,860,822	6,630,727	6,189,654
	4,777,197	3,490,696	13,165,344	11,348,342

TOTAL EXPENSES	$7,355,531	$10,034,390	$21,650,815	$23,110,067

Depreciation per Statements of Cash Flows	$156,238	$97,835	$450,922	$281,911

Share-based payments per Statements of Cash Flows	$735,199	$1,603,317	$2,613,453	$1,873,582

Cash-based employee expenses (see Note 18)	$2,510,930	$2,236,492	$7,158,138	$6,752,454

NEOVASC INC.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
For the three and nine months ended September 30, 2019 and 2018

(Expressed in U.S. dollars)(Unaudited)

20. LOSS PER SHARE

Both the basic and diluted loss per share have been calculated using the loss attributable to shareholders of the Company as the numerator.  The weighted average number of Common Shares outstanding used for basic loss per share for the three and nine months ended September 30, 2019 amounted to 7,499,962 and 3,597,455 shares, respectively (three months and nine months ended September 30, 2018: 1,884,120 and 1,130,456 shares, respectively).

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2019	2018	2019	2018

Weighted average number of Common Shares	7,499,962	1,884,120	6,124,915	1,130,456
Loss for the period	$(6,201,977)	$(14,636,744)	$(22,776,830)	$(119,662,883)
Basic and diluted loss per share	$(0.83)	$(7.80)	$(3.72)	$(105.90)

As the Company is currently operating at a loss, no dilutive potential ordinary shares have been identified as the conversion would be antidilutive.

21. RELATED PARTY TRANSACTIONS

The Company's key management personnel include members of the board of directors, executive officers and former executive officers.  The Company provides salaries or cash compensation, and other non-cash benefits to directors and executive officers.

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2019	2018	2019	2018
Short-term employee benefits
Employee salaries and bonuses	$518,188	$605,031	$1,190,868	$1,362,350
Directors fees	67,500	67,500	202,500	202,500
Social security and medical care costs	9,368	10,648	64,007	51,641
	595,056	683,179	1,457,375	1,616,491
Post-employment benefits
Contributions to defined contribution pension plan	7,255	9,839	23,022	28,011

Share-based payments	385,856	1,398,207	1,275,299	1,498,806

Total key management remuneration	$988,167	$2,091,225	$2,755,696	$3,143,308

NEOVASC INC.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
For the three and nine months ended September 30, 2019 and 2018

(Expressed in U.S. dollars)(Unaudited)

22.   CONTINGENT LIABILITIES AND PROVISIONS

Litigation

Litigation resulting from third party claims has been, and may be, costly and time-consuming and could divert the attention of management and key personnel from our business operations. Although we intend to vigorously defend ourselves against any future claims that may occur, we cannot assure that we will succeed in appealing and defending any of these claims and that judgments will not be upheld against us. If we are unsuccessful in our appeal and defense of these claims or unable to settle the claims in a manner satisfactory to us, we may be faced with significant loss of intellectual property rights that could have a material adverse effect on the Company and its financial condition.

Claims by CardiAQ in Germany

On June 23, 2014, Edwards Lifesciences CardiAQ LLC ("CardiAQ") filed a complaint against Neovasc in Munich, Germany (the "German Court") requesting that Neovasc assign its right to one of its European patent applications to CardiAQ. After a hearing held on December 14, 2016, the German Court rendered its decision on June 16, 2017, granting co-ownership of the European patent application to CardiAQ but denying their claim for full entitlement. On July 14, 2017, Neovasc filed a notice of appeal against the German Court's decision with the Appeals Court of Munich. On July 20, 2017, CardiAQ filed a notice of appeal with the same court. The decision of the Appeals Court of Munich was rendered on March 21, 2019, wherein it amended the decision of the German Court and dismissed the complaint of CardiAQ in full.  There are no monetary awards associated with these matters and no damages award was recognized.

Claims by CardiAQ in the United States

On March 24, 2017, CardiAQ filed a related lawsuit in the in the U.S. District Court for the District of Massachusetts (the "Court"), asserting two claims for correction of patent inventorship as to Neovasc's U.S. Patents Nos. 9,241,790 and 9,248,014. On October 4, 2017, CardiAQ amended its pleading to add a third claim for correction of patent inventorship as to Neovasc's U.S. Patent No. 9,770,329. The lawsuit did not seek money damages and would not have prevented the Company from practicing these patents. The Company moved to dismiss the complaint on November 16, 2017, and the Court denied this motion on September 28, 2018.  On April 17, 2019, the Company resolved the three claims for correction of patent inventorship and, without reaching conclusion on the merits of the claims, the parties agreed to the correction of patent inventorship and added co-inventors to the three patents in question. Each party will bear its own costs. There were no monetary awards associated with these matters and no damages award was recognized.

Other Matters

By way of Amended Statement of Claim in Federal Court of Canada Action T-1831-16 (the "Action"), Neovasc Inc. and Neovasc Tiara Inc. (the "Neovasc Defendants") were added as defendants to an existing action commenced by Edwards Lifesciences PVT, Inc. and Edwards Lifesciences (Canada) Inc. (collectively the "Edwards Plaintiffs") against Livanova Canada Corp., Livanova PLC, Boston Scientific and Boston Scientific Ltd. (collectively, the "BSC/Livanova Defendants"). The Action was first filed in October 2016 and first concerned an allegation by the Edwards Plaintiffs that the manufacturing, assembly, use, sale and export of the Lotus Aortic Valve devices by the BSC/Livanova Defendants infringes on the Edwards Plaintiffs' patents. In February 2017, the Neovasc Defendants were added to the Edwards Plaintiffs' claim making related allegations.  On January 22, 2019, the Company announced that pursuant to a settlement reached with the Edwards Plaintiffs, the patent infringement action that the Edwards Plaintiffs had previously commenced in the Federal Court of Canada against the Neovasc Defendants, Boston Scientific and Livanova, has been dismissed on a no-costs basis.  No damages award was recognized.

On August 3, 2018, the Company announced that it had entered into a collaboration and licensing agreement with Penn Medicine and the Gorman Cardiovascular Research Group at the University of Pennsylvania (collectively, "UPenn"), which resolved certain potential claims against the Company that had been previously disclosed. The collaboration and licensing agreement with UPenn contemplates certain fees being paid by Neovasc to UPenn, including fees in installments totaling $2.65 million over the four years following the agreement's execution. In addition, Neovasc agreed to pay UPenn a royalty of 1.0-1.5% on the annual net sales of the Tiara following the first commercial sale of the Tiara. Also contained in the collaboration and licensing agreement are buy-out clauses that allow Neovasc, or an acquirer of Neovasc or the Tiara assets, to buy out these royalty obligations. As part of the collaboration and licensing agreement, certain potential claims against the Neovasc Defendants were resolved.

NEOVASC INC.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
For the three and nine months ended September 30, 2019 and 2018

(Expressed in U.S. dollars)(Unaudited)

22. CONTINGENT LIABILITIES AND PROVISIONS (continued)

Other Matters (continued)

When the Company assesses that it is more likely that a present obligation exists at the end of the reporting period and that the possibility of an outflow of economic resources embodying economic benefits is probable, a provision is recognized and contingent liability disclosure is required. The Company has accrued $870,786 as at September 30, 2019 representing the discounted value of future payments anticipated under the settlement agreement with UPenn. The Company has not accrued for any future royalty payments in the settlement agreement with UPenn as the amounts are undeterminable at this time.

On September 7, 2018, Endovalve Inc. and Micro Interventional Devices, Inc. (collectively, "Endovalve") filed a complaint in the United States District Court for the District of New Jersey against the Neovasc Defendants, alleging claims for trade secret misappropriation, breach of contract, and unfair competition. Endovalve alleged that it was a former customer of Neovasc Inc., and that the Neovasc Defendants improperly used trade secrets in the development of Tiara. The complaint sought injunctive relief, money damages, and attorneys' fees. On February 20, 2019, the Company announced that it had entered into a settlement agreement with Endovalve. The settlement agreement with Endovalve contemplates certain fees being paid by Neovasc to Endovalve, including settlement fees in installments totaling $3 million over the two and a half years following the agreement's execution. In addition, Neovasc agreed to pay Endovalve a royalty of 1.3% on the annual net sales of the Tiara following the first commercial sale of the Tiara. Also contained in the settlement agreement are buy-out clauses that allow Neovasc, or an acquirer of Neovasc or the Tiara assets, to buy out these royalty obligations. As part of the settlement agreement, the claims against the Neovasc Defendants were dismissed with prejudice.

When the Company assesses that it is more likely that a present obligation exists at the end of the reporting period and that the possibility of an outflow of economic resources embodying economic benefits is probable, a provision is recognized and contingent liability disclosure is required. The Company has accrued $1,388,268 as at September 30, 2019 representing the discounted value of future payments anticipated under the settlement agreement with Endovalve. The Company has not accrued for any future royalty payments in the settlement agreement with Endovalve as the amounts are undeterminable at this time.

23. SUBSEQUENT EVENTS

On November 7, 2019, the Company announced that it has appointed Bill Little, former Global Head of Customer and New Market Insights at Abbott/St Jude as Chief Operating Officer of Neovasc.

24. AUTHORIZATION OF FINANCIAL STATEMENTS

The condensed interim consolidated financial statements for the three and nine months ended September 30, 2019 (including comparatives) were approved by the audit committee on behalf of the board of directors on November 5, 2019.

(signed) Chris Clark

Chris Clark, Chief Financial Officer

(signed) Steve Rubin

Steve Rubin, Chairman